EXHIBIT 99.1
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PRESS RELEASE
FOR IMMEDIATE RELEASE
APRIL 1, 2004

                      VIKING ENERGY ROYALTY TRUST ANNOUNCES
                        APPOINTMENT OF PRESIDENT AND CEO
                        --------------------------------

CALGARY, APRIL 1, 2004 -Viking Energy Royalty Trust (VKR.UN) ("Viking" or "the Trust") is pleased to announce the appointment of John E. Zahary, M.Phil., P.Eng. to the position of President and Chief Executive Officer of the Trust.

Mr. Zahary has extensive senior management experience in the oil and gas industry, most recently as President of Petrovera Resources, an oil and gas producer with assets in Saskatchewan and Alberta and 2003 daily production in excess of 42,000 barrels of oil equivalent. Petrovera was formed in 1999 by EnCana Corporation (Pan Canadian Petroleum Limited) and ConocoPhillips Canada Resources Corp. (Gulf Canada Resources Limited) and was recently acquired by Canadian Natural Resources and Penn West Petroleum.

"We are very pleased to have John on board. His experience and abilities are well suited to Viking's assets," said H. Douglas Hunter, Viking's Chairman. "John has an excellent track record in working with an innovative team to build shareholder value and a high quality asset base. He is committed to taking Viking forward, building on the solid foundation established by previous management."

A. Kirk Purdy, who announced his resignation in January, will remain as President and C.E.O. until Mr. Zahary formally assumes that role on later this month. Mr. Purdy will continue as a Director of the Trust until the annual and special meeting in June to ensure a smooth transition. Mr. Zahary will be nominated for election to the Board of Directors of the Trust at the annual and special meeting.

The Trust would like to thank Mr. Purdy, not only for his guidance and support during this transition period, but also for his dedication to Viking the past seven years. We wish him every success in his future endeavours.

Viking Energy Royalty Trust is an open-end investment trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,327,423 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

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For further information contact:

Viking Energy Royalty Trust
Suite 400, 330-5th Avenue S.W.
Calgary, Alberta, T2P 0L4
Ph: (403) 268-3175
Toll Free: 1-877-292-2527
Email: vikingin@viking-roy.com

To find out more about Viking Energy Royalty Trust visit our website at www.vikingenergy.com